787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

Certain confidential information has been omitted from this letter pursuant to a request for confidential treatment under 17 C.F.R. § 200.83. The omitted portions of this letter, submitted separately to the Securities and Exchange Commission, are designated by the symbol “[*]”.

December 22, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fidelity National Information Services, Inc. Form 10-K for the fiscal year ended December 31, 2015 File No. 01-16427

Dear Ms. Thompson:
On behalf of Fidelity National Information Services, Inc. (“FIS” or the “Company”), we hereby submit the following responses to the comment letter dated December 9, 2016, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K of Fidelity National Information Services, Inc. for the fiscal year ended December 31, 2015.  To assist your review, we have retyped the text of those comments below.
Form 10-K for the Fiscal Year Ended December 31, 2015
(18) Segment Information, page 83
1.          We note your response to comment 2. In order for us to better understand how you concluded your Institutional & Wholesale (“I&W”) and International Banking & Payments (“IB&P”) operating segments were economically similar please address the following:
•	Explain to us why the gross margins at your I&W and IB&P operating segments are different. In this regard, explain to us the factors which are driving the differences in the gross margins of these operating segments.
New York Washington Houston Paris London Milan Rome Frankfurt Brussels in alliance with Dickson Minto W.S., London and Edinburgh

December 22, 2016

The following highlights the reason for the differences in gross margin between the I&W and IB&P operating segments as indicated in the Company’s previous response dated November 8, 2016, which is a direct result of the type of revenue model historically utilized within each segment:
•	I&W currently has a higher volume of license sales; the related development and sales costs are generally presented below gross margin.
•	IB&P has a higher volume of professional services, processing and BPO/Call Center (Brazil mainly); the revenue generating costs are direct costs, thus impacting gross margin.
As stated in our previous SEC response letter dated November 8, 2016, Management does not utilize gross margin as a managerial decision tool and does not disclose or comment on segment gross margins in its SEC filings, earnings calls or investor presentations. In light of the foregoing, the Company continues to believe that it would not be appropriate to use gross margin in determining the economic similarities of these operating segments.

•	Tell us the reasons for the differences in the 2016 Plan Adjusted EBITDA margin among the I&W and IB&P operating segments.

•	Tell us how you assessed or considered any differences in trends in the historical and projected revenue, Adjusted EBITDA, and Adjusted EBITDA margin among the I&W and IB&P operating segments.
•	If available, please provide to us the initial 2017 budget targets for revenue, Adjusted EBITDA, and Adjusted EBITDA margin among the I&W and IB&P operating segments. Please explain to us any meaningful differences, if applicable, in your 2017 budget targets compared to historical results. Tell us if you expect 2017 will be indicative of your expected results going forward.
The Company has chosen to answer these closely-related questions together.
As shown in our prior response letter, 2013-2015 Adjusted EBITDA margins of I&W and IB&P were similar. The Company believes this historical range is supportive of the two segments being economically similar.
The 2016 Plan margins diverged from more historic norms due to an expected expansion of I&W Adjusted EBITDA and Adjusted EBITDA margins.  The increase in 2016 was driven by FIS having aggressively reduced costs in the I&W segment as part of its integration of SunGard, which has expanded I&W margins for 2016 and 2017.  These synergistic savings will remain with I&W in 2018 and beyond. As discussed below, FIS expects similar synergistic cost savings to emerge in the IB&P segment over the next few years.
FIS’ IB&P margin has remained steady during 2016 so the difference is driven mainly by the changes to I&W noted above.

December 22, 2016

The Company has provided in the table below the initial 2017 budget amounts for revenue, Adjusted EBITDA, and Adjusted EBITDA margins for the I&W and IB&P segments:
Similar to its analysis of 2016 results, the Company does not expect the results of the 2017 budget to be indicative of what is expected in its future results. The Company expects, in general, the gap in Adjusted EBITDA margins between I&W and IB&P to converge in 2018 and beyond due to the maturation of the cost model of both I&W and IB&P following the synergy steps planned for the 2016-2019 period. The following table depicts the planned convergence through 2020, based on FIS’ strategic planning.
As a result of the planned integration of back-office services, sales and other business support services of both I&W and IB&P to further combine these operations, a similar cost structure for services will drive EBITDA margin convergence beginning in 2018 and beyond.  The types of functions expected to be combined include the establishment of a single group of sales delivery, IT delivery, finance, legal and marketing, along with other areas. FIS is also investing in global shared services for various functions, which will allow a leveraged infrastructure, providing a similar cost structure to both operating segments and bringing the EBITDA margins closer together.
The integration activity related to the SunGard acquisition is in alignment with FIS’ historical strategy to integrate acquisitions into existing businesses over time.
•	Provide us with a tabular reconciliation of your adjusted EBITDA and adjusted EBITDA margins by operating segment from an unadjusted to an adjusted basis explaining the reasons for any significant differences.

December 22, 2016

There are no differences between Adjusted and Unadjusted EBITDA or EBITDA margins related to I&W or IB&P for the 2014 and 2015 pro forma amounts and the 2016 Plan amounts presented in the Company’s previous comment letter dated November 8, 2016. Any adjustments the Company has identified for those time periods were within the IFS or Corporate and Other segments. The 2013 pro forma amounts included adjustments as shown below:

The acquisition adjustment relates to the increase to the liability established at the acquisition of FIS’s Capco consulting business for contingent payments based on expected operating performance in 2013 through 2015. The liability was adjusted as a result of amendments to the earn-out provisions based on Management’s outlook and increased projections of future results in light of Capco’s consistently improving performance at the time.
The international restructuring charge is due to severance and other charges related to cost management initiatives undertaken in certain international markets in 2013.

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In summary, the Company believes the I&W and IB&P operating segments are economically similar and should be aggregated to be considered one reporting segment.  To recap, some of the key facts are:
•	EBITDA margins between the I&W and IB&P segments have historically been in a tight range prior to the purchase of SunGard (the vast majority of the I&W operating segment) on November 30, 2015.

December 22, 2016

•	FIS expected the margin range to expand in 2016 and 2017 due to post acquisition synergies within the I&W segment.
•	The EBITDA margins are expected to return to a tighter range in 2018 and beyond as the Company integrates the back offices of the two operating segments and IB&P obtains certain economies of scale that it does not currently possess. Integration will include having one common team for sales, finance, IT, legal and marketing. FIS is also investing in global shared services for various functions, which will allow a leveraged infrastructure, providing a similar cost structure to both operating segments and bringing the EBITDA margins closer together, approaching 5% by 2020.
•	FIS purchased SunGard, which constitutes the bulk of the I&W segment, on November 30, 2015. At that point, the I&W operating segment met the criteria to be a stand-alone operating segment. However, as FIS integrates I&W into the rest of its business, as it does with all acquisitions, it expects these two operating segments to eventually become one operating segment.

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FIS would appreciate receiving any further comments at the Staff’s earliest convenience.  If you have any questions regarding this letter, please contact me at (212) 728-8088.
Very truly yours,

/s/ Robert S. Rachofsky

Robert S. Rachofsky

Enclosures

cc:	James W. Woodall, FIS
Kathleen T. Thompson, FIS
Marc M. Mayo, FIS